Exhibit 4.41
Dated 1 June 2018
DRYSHIPS INC.
as Corporate Guarantor
and
DVB BANK SE
as Security Trustee
CORPORATE GUARANTEE
relating to a loan agreement dated 11 October 2013
(as amended and restated by an amending and restating agreement dated 1 June 2018 and as the same may be further amended, supplemented and/or restated from time to time)
relating to a facility of (originally) up to US$30,000,000 to part-finance the acquisition cost of the m.v. “HUAHINE”
W A T S O N  F A R L E Y
&
W I L L I A M S

Index

Clause		Page
1	Interpretation	1
2	Guarantee	2
3	Liability as Principal and Independent Debtor	3
4	Expenses	3
5	Adjustment of Transactions	4
6	Payments	4
7	Interest	5
8	Subordination	5
9	Enforcement	5
10	Representations and Warranties	6
11	Undertakings	10
12	Judgments and Currency Indemnity	16
13	Set off	16
14	Supplemental	17
15	Assignment	18
16	Notices	19
17	Invalidity of Loan Agreement	19
18	Governing Law and Jurisdiction	20
19	Bail-In	21

Schedules
Schedule 1 Form of Compliance Certificate	23

Execution
Execution Page	22

THIS DEED is made on 1 June 2018
PARTIES
(1)
DRYSHIPS INC., a corporation incorporated in the Republic of the Marshall Islands whose principal office is at Trust Company Complex, Ajeltake Road, Ajeltake Island MH96960, Majuro, Marshall Islands as corporate guarantor (the “Corporate Guarantor”)

(2)	DVB BANK SE, acting through its office at Platz der Republik 6, D-60325, Frankfurt Am-Main, Germany as security trustee (the “Security Trustee”, which expression includes its successors and assigns)
BACKGROUND
(A)
By a loan agreement dated 11 October 2013 (as amended and restated by an amending and restating agreement dated 1 June 2018 and as the same may be further amended, supplemented and/or restated from time to time, the “Loan Agreement”) and made between (i) Rightmove Owners Inc. as borrower (the “Borrower”), (ii) the banks and financial institutions named in Schedule 1 thereto as lenders (the “Lenders”), (iii) DVB BANK SE as arranger (in such capacity the “Arranger”), (iv) DVB BANK SE as agent (in such capacity the “Agent”) and (v) the Security Trustee as security trustee, it was agreed that the Lenders would make available to the Borrower a secured term loan facility not exceeding (originally) US$30,000,000 (the “Loan”).  As at the date of this Corporate Guarantee, the current principal amount outstanding under the Loan Agreement by way of principal is US$16,500,000.

(B)
By an agency and trust agreement (the “Agency and Trust Agreement”) dated the same date as, and entered into pursuant to, the Loan Agreement, it was agreed that the Security Trustee would hold the Trust Property (as defined therein) on trust for the Lenders.

(C)
It is a condition precedent to the continuing availability of the Loan under the Loan Agreement that the Corporate Guarantor shall execute and deliver to the Security Trustee this Corporate Guarantee in favour of the Security Trustee as envisaged by the Loan Agreement and the Agency and Trust Agreement referred to in Recital (B) above.

OPERATIVE PROVISIONS
IT IS AGREED as follows:
1	INTERPRETATION
1.1	Defined expressions
Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Corporate Guarantee unless the context otherwise requires or unless otherwise defined herein.
1.2	Construction of certain terms
In this Corporate Guarantee:
“bankruptcy” includes a liquidation, receivership, administration or judicial management and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country;

“Compliance Certificate” means a certificate in the form set out in Schedule 1 or any other form agreed between the Corporate Guarantor and the Security Trustee.
“Corporate Guarantor’s Documents” means, together, this Corporate Guarantee and any other Finance Document to which the Corporate Guarantor is or, as the case may be, may become a party and, in the singular, means any of them; and
“Loan Agreement” means the loan agreement referred to in Recital (A) above and includes any existing or future amendments or supplements, whether made with the Corporate Guarantor’s consent or otherwise.
1.3	Application of construction and interpretation provisions of Loan Agreement
Clauses 1.2 to 1.6 inclusive of the Loan Agreement apply, with any necessary modifications, to this Corporate Guarantee.
2	GUARANTEE
2.1	Guarantee and indemnity
The Corporate Guarantor unconditionally and irrevocably:
(a)	guarantees the due payment of all amounts payable by the Borrower under or in connection with the Loan Agreement and every other Finance Document;
(b)	undertakes to pay to the Security Trustee, on the Security Trustee’s first demand, any such amount which is not paid by the Borrower when payable;
(c)	undertakes to procure that the Borrower shall perform all its other obligations under the Loan Agreement and every other Finance Document; and
(d)
shall fully indemnify the Security Trustee and each other Creditor Party on the Security Trustee’s first demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Security Trustee or any other Creditor Party concerned as a result of or in connection with any obligation or liability of the Borrower guaranteed by the Corporate Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Security Trustee or any other Creditor Party would otherwise have been entitled to recover.

2.2	No limit on number of demands
The Security Trustee may serve any number of demands under Clause 2.1.
2.3	Release of Guarantee
If a Permitted Ultimate Beneficial Ownership Change is effected (subject to the terms of clause 19.1(k) of the Loan Agreement), the Security Trustee (acting on the instructions of all the Lenders) will, at the cost of the Corporate Guarantor, release the Corporate Guarantor from its obligations under this Corporate Guarantee subject to:
(a)
a person in all respects acceptable to the Agent (acting with the authorisation of all the Lenders in their sole and absolute discretion) (the “New Corporate Guarantor”) providing, in substitution of this Corporate Guarantee, a guarantee of all the obligations of the Borrower under the Loan Agreement and the other Finance Documents in such form and by no later than such date as the Agent (acting on the instructions of all the Lenders in their sole discretion) may require; and
(b)
the Agent receiving any other documents as it or any other Creditor Party may require in connection with the New Corporate Guarantor and the release of the Corporate Guarantor (including, but not limited to, those referred to at paragraphs 2, 3, 4, 5, 9 and 10 of Part A of Schedule 3 of the Loan Agreement) in form and substance satisfactory to the Agent.

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR
3.1	Principal and independent debtor
The Corporate Guarantor shall be liable under this Corporate Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Corporate Guarantee, any of the rights or defences of a surety.
3.2	Waiver of rights and defences
Without limiting the generality of Clause 3.1, the Corporate Guarantor shall neither be discharged by, nor have any claim against any Creditor Party in respect of:
(a)	any amendment or supplement being made to the Finance Documents (or any of them);
(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents (or any of them);
(c)	any release or loss of any right or Security Interest created by the Finance Documents (or any of them);
(d)	any failure promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realise for its full market value an asset covered by such a Security Interest; or
(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.
4	EXPENSES
4.1	Costs of preservation of rights, enforcement etc.
The Corporate Guarantor shall pay to the Security Trustee on its first demand the amount of all expenses incurred by the Security Trustee or any other Creditor Party in connection with any matter arising out of this Corporate Guarantee or any Security Interest connected with it, including any advice, claim or proceedings relating to this Corporate Guarantee or such a Security Interest.
4.2	Fees and expenses payable under Loan Agreement
Clause 4.1 is without prejudice to the Corporate Guarantor’s liabilities in respect of the Borrower’s obligations under clause 20 of the Loan Agreement (Fees and Expenses) and under similar provisions of the other Finance Documents.

5	ADJUSTMENT OF TRANSACTIONS
5.1	Reinstatement of obligation to pay
The Corporate Guarantor shall pay to the Security Trustee on its first demand any amount which any Creditor Party is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy of the Borrower of another Security Party (or similar person) on the ground that the Loan Agreement or any other Finance Document or a payment by the Borrower or of another Security Party, was invalid or on any similar ground.
6	PAYMENTS
6.1	Method of payments
Any amount due under this Corporate Guarantee shall be paid:
(a)	in immediately available funds;
(b)	to such account as the Security Trustee may from time to time notify to the Corporate Guarantor;
(c)	without any form of set-off, cross-claim or condition; and
(d)	free and clear of any tax deduction except a tax deduction which the Corporate Guarantor is required by law to make.
6.2	Grossing-up for taxes
If the Corporate Guarantor is required by law to make a tax deduction, the amount due to the Security Trustee shall be increased by the amount necessary to ensure that the Security Trustee and (if any payment is not due to the Security Trustee for its own account) the Creditor Party beneficially interested in the payment, receives and retains a net amount which, after tax deduction, is equal to the full amount that it would otherwise have received.
6.3	Indemnity and evidence of payment of taxes
The Corporate Guarantor shall fully indemnify each Creditor Party on the Security Trustee’s demand in respect of all claims, expenses, liabilities and losses incurred by any Creditor Party by reason of any failure of the Corporate Guarantor to make any tax deduction or by reason of any increased payment not being made on the due date for such payment in accordance with Clause 6.2.  Within 30 days after making any tax deduction, that Corporate Guarantor shall deliver to the Security Trustee any receipts, certificates or other documentary evidence satisfactory to the Security Trustee that the tax had been paid to the appropriate taxation authority.
6.4	Security Trustee memorandum account
The Security Trustee shall maintain a memorandum account showing the amounts advanced by the Lenders and all other sums owing to the Agent, the Security Trustee and each Lender from the Borrower and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrower and any Security Party.

7	INTEREST
7.1	Accrual of interest
Any amount due under this Corporate Guarantee shall carry interest after the date on which the Security Trustee demands payment of it until it is actually paid, unless interest on that same amount also accrues under the Loan Agreement.
7.2	Calculation of interest
Interest under this Corporate Guarantee shall be calculated and accrue in the same way as interest is calculated under clause 7 of the Loan Agreement.
7.3	Corporate Guarantee extends to interest payable under Loan Agreement
For the avoidance of doubt, it is confirmed that this Corporate Guarantee covers all interest payable under the Loan Agreement, including that payable under clause 7 thereof.
8	SUBORDINATION
8.1	Subordination of rights of Corporate Guarantor
All rights which the Corporate Guarantor at any time has (whether in respect of this Corporate Guarantee or any other transaction) against the Borrower, any other Security Party or any of their respective assets shall be fully subordinated to the rights of the Creditor Parties under the Finance Documents; and in particular, the Corporate Guarantor shall not during the Security Period:
(a)
claim, or in a bankruptcy of the Borrower or any other Security Party prove for, any amount payable to the Corporate Guarantor by the Borrower or any other Security Party, whether in respect of this Corporate Guarantee or any other transaction;

(b)	take or enforce any Security Interest for any such amount;
(c)	claim to set off any such amount against any amount payable by the Corporate Guarantor to the Borrower or any other Security Party; or
(d)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by any Creditor Party under any Finance Document.
9	ENFORCEMENT
9.1	No requirement to commence proceedings against the Borrower or any Security Party
Neither the Security Trustee nor any other Creditor Party will need to commence any proceedings under, or enforce any Security Interest created by, the Loan Agreement or any other Finance Document before claiming or commencing proceedings under this Corporate Guarantee.
9.2	Conclusive evidence of certain matters
However, as against the Corporate Guarantor:

(a)	any judgement or order of a court in England or any other Pertinent Jurisdiction in connection with the Loan Agreement or any other Finance Document; and
(b)
any statement or admission in writing of the Borrower in connection with the Loan Agreement or any other Finance Document,

shall be binding and conclusive as to all matters of fact and law to which it relates.

9.3	Suspense account
The Security Trustee and any Creditor Party may, for the purpose of claiming or proving in a bankruptcy of the Borrower or any other Security Party, place any sum received or recovered under or by virtue of this Corporate Guarantee or any Security Interest connected with it on a separate suspense or other nominal account without applying it in satisfaction of the Borrower’s obligations under the Loan Agreement or any other Finance Document.
10	REPRESENTATIONS AND WARRANTIES
10.1	General
The Corporate Guarantor represents and warrants to the Security Trustee as follows.
10.2	Status
The Corporate Guarantor is duly incorporated and validly existing and in good standing under the laws of the Republic of the Marshall Islands.
10.3	Share capital and ownership
(a)
The Corporate Guarantor is authorised to issue 1,000,000,000 registered shares of common stock with a par value of $0.01 each and 500,000,000 registered preferred shares with a par value of $0.01 each, of which 100,131,092 registered shares of common stock have been issued and are outstanding as at the date of this Corporate Guarantee.

(b)	The legal title to and beneficial interest in the shares in the Borrower is held free of any Security Interest (other than those created by the Shares Pledge) or any other claim by the Shareholder.
(c)
The Borrower is 100 per cent. owned directly or indirectly (but, if indirectly, only through the Shareholder), by the Corporate Guarantor (unless a Permitted Ultimate Beneficial Ownership Change has been effected in accordance with, and subject to, the terms of clause 19.1(k) of the Loan Agreement).

(d)
The ultimate beneficial ownership and control of at least 50.1 per cent. of the issued and outstanding common stock of the Corporate Guarantor (and the voting rights attaching to those shares) is held, directly or indirectly, by the Ultimate Beneficial Owner.

10.4	Corporate power
The Corporate Guarantor has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:
(a)	to execute the Corporate Guarantor’s Documents; and

(b)	to make all the payments contemplated by, and to comply with, any Corporate Guarantor’s Document.
10.5	Consents in force
All the consents referred to in Clause 10.3 remain in force and nothing has occurred which makes any of them liable to revocation.
10.6	Legal validity and effective Security Interests
The Corporate Guarantor’s Documents do now or, as the case may be, will upon execution and delivery (and, where necessary, pursuant to the Finance Documents):
(a)
constitute the Corporate Guarantor’s legal, valid and binding obligations enforceable against the Corporate Guarantor in accordance with their respective terms and such obligations will rank pari passu with all its other present and future unsecured and unsubordinated obligations subject to any relevant insolvency laws affecting creditors’ rights generally; and

(b)	(if applicable) create legal, valid and binding Security Interests enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate.
10.7	No third party Security Interests
Without limiting the generality of Clause 10.6, at the time of the execution and delivery of each Corporate Guarantor’s Document:
(a)	the Corporate Guarantor will have the right to create all the Security Interests which that Finance Document purports to create; and
(b)
no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.8	No conflicts
The execution by the Corporate Guarantor of the Corporate Guarantor’s Documents and its compliance therewith will not involve or lead to a contravention of:
(a)	any law or regulation; or
(b)	the constitutional documents of the Corporate Guarantor; or
(c)	any contractual or other obligation or restriction which is binding on the Corporate Guarantor or any of its assets.
10.9	No withholding taxes
All payments which the Corporate Guarantor is liable to make under the Corporate Guarantor’s Documents may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.10	No default
To the knowledge of the Corporate Guarantor, no Event of Default or Potential Event of Default has occurred and is continuing and no such default or Event of Default or Potential Event of Default will result from the entry by the Corporate Guarantor into any Corporate Guarantor’s Document.
10.11	Information
All information which has been provided in writing by or on behalf of the Corporate Guarantor to the Security Trustee or any other Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.3; all audited and unaudited accounts which have been so provided satisfied the requirements of Clause 11.5; and there has been no material adverse change in the financial position or state of affairs of the Group from that disclosed in the latest of those accounts.
10.12	No litigation
No legal or administrative action (including action relating to any alleged or actual breach of the ISM Code or the ISPS Code) involving the Corporate Guarantor (other than as disclosed to the Security Trustee and the public filings of the Corporate Guarantor with the US Securities and Exchange Commission), the Borrower or any other Security Party (in the case of the Approved Manager, in connection with the Ship or the Borrower) has been commenced or taken or, to the Corporate Guarantor’s knowledge, is likely to be commenced or taken which, in either case, would be considered material in the context of any Finance Document.
10.13	Provisions of Loan Agreement and other Finance Documents
The Corporate Guarantor is fully familiar with and agrees with all provisions of the Loan Agreement and the other Finance Documents to which the Borrower is a party.
10.14	No Waiver
No oral or written statement has been made to the Corporate Guarantor by or on behalf of the Security Trustee, any other Creditor Party or any other person which could be construed as a waiver of any provisions of this Corporate Guarantee or a statement of intention not to enforce this Corporate Guarantee in accordance with its terms.
10.15	Taxes paid
The Corporate Guarantor has paid all taxes applicable to, or imposed on or in relation to the Corporate Guarantor, its business, the Borrower, the Shareholder and the Ship.
10.16	ISM Code, ISPS Code and Environmental Law compliance
All requirements of the ISM Code, the ISPS Code and any Environmental Law as they relate to the Corporate Guarantor, the Borrower, the Approved Manager and the Ship have been complied with.
10.17	No money laundering
In relation to the borrowing by the Borrower of the Loan, the performance and discharge of its obligations and liabilities under the Corporate Guarantor’s Documents, and the transactions and other arrangements effected or contemplated by the Finance Documents to which the Borrower or the Corporate Guarantor is a party, the Corporate Guarantor confirms (i) that it is acting for its own account; (ii) that the Borrower will use the proceeds of the Loan for its own benefit, under its full responsibility and exclusively for the purposes specified in the Loan Agreement; and (iii) that the foregoing will not involve or lead to a contravention of any law, official requirement or other regulatory measure or procedure implemented to combat “money laundering” (as defined in Article 1 of Directive 2015/849/EC of the European Parliament and of the Council).
10.18	Title and ownership
The Corporate Guarantor has good title to each of the assets owned or purported to be owned by it.
10.19	Submission to jurisdiction and choice of laws
Each submission to jurisdiction, and choice of law, by the Corporate Guarantor contained in any Corporate Guarantor’s Document is effective.
10.20	No adverse consequences in jurisdiction of incorporation
The Lenders, nor any of them, will not be deemed to be resident, domiciled, carrying on business or subject to taxation, in the Marshall Islands by reason only of the negotiation, preparation, execution, performance, enforcement of, and/or receipt of any payment due from the Borrower or the Corporate Guarantor under any Finance Document.
10.21	Accounting reference date
The accounting reference date for the Corporate Guarantor is 31 December.
10.22	Sanctions
(a)	None of the Corporate Guarantor, the Borrower or any other Security Party:
(i)	and no director or officer, or to the best of its knowledge employee, of the Corporate Guarantor, the Borrower or any other Security Party, is a Prohibited Person;
(ii)	is owned or controlled by or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Person; or
(iii)	owns or controls a Prohibited Person.
(b)
No proceeds of the Loan shall be made available, directly or indirectly, to or for the benefit of a Prohibited Person nor shall they be otherwise directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions.

10.23	US Tax Obligor
None of the Corporate Guarantor, the Borrower or any other Security Party is a US Tax Obligor.
10.24	Repetition of representations and warranties
The representations and warranties set out in this Clause 10 would be true and not misleading if repeated on the first day of each Interest Period.

11	UNDERTAKINGS
11.1	General
The Corporate Guarantor undertakes with the Security Trustee to comply with the following provisions of this Clause 11 at all times during the Security Period, except as the Agent may, with the authorisation of the Majority Lenders, otherwise permit in writing.
11.2	Maintenance of status
The Corporate Guarantor will maintain its separate corporate existence and remain in good standing under the laws of the Republic of the Marshall Islands.
11.3	Information provided to be accurate
All financial and other information, including but not limited to factual information, exhibits and reports, which is provided in writing by or on behalf of the Corporate Guarantor under or in connection with this Corporate Guarantee will be true and not misleading and will not omit any material fact or consideration.
11.4	Provision of financial statements
The Corporate Guarantor will send to the Security Trustee:
(a)
as soon as possible, but in no event later than 180 days after the end of each financial year of the Corporate Guarantor (commencing with the financial year ended on 31 December 2017), the annual audited consolidated accounts of the Corporate Guarantor for that financial year; and

(b)
as soon as possible, but in no event later than 90 days after the end of each three-month period during each financial year of the Corporate Guarantor (commencing with the financial quarter ended on 31 March 2018), the unaudited consolidated accounts for that three-month period of the Corporate Guarantor.

The accounts required to be provided by the Corporate Guarantor under this Clause 11.4 shall include, or shall be supplemented by, updated details of all off balance sheets and time charter hire commitments.
To the extent that the financial statements and other information required to be provided by the Borrower of the Corporate Guarantor to the Security Trustee under this Clause 11.4 are published on the internet by, or on behalf of the Corporate Guarantor, such statements and information must be made immediately available to the Security Trustee and in any event within 5 Business Days of such publication.
11.5	Form of financial statements
All accounts (audited and unaudited) delivered under Clause 11.4 will:
(a)	be prepared in accordance with all applicable laws and GAAP consistently applied;
(b)	give a true and fair view of the state of affairs of the Group at the date of those accounts and of its profit for the period to which those accounts relate; and

(c)	fully disclose or provide for all significant liabilities of the Group.
11.6	Shareholder and creditor notices
The Corporate Guarantor will send the Security Trustee, upon the Security Trustee’s request, copies of all communications which are despatched to the Corporate Guarantor’s shareholders or creditors or any class of them unless it is clear that such communications cannot be considered material in the context of any Finance Document.
11.7	Consents
The Corporate Guarantor will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Security Trustee of, all consents required:
(a)	for the Corporate Guarantor to perform its obligations under each Corporate Guarantor’s Document; or
(b)	for the validity or enforceability of the Corporate Guarantor’s Documents, and the Corporate Guarantor will comply with the terms of all such consents.
11.8	Notification of litigation
The Corporate Guarantor will provide the Security Trustee with details of any legal or administrative action involving the Corporate Guarantor, the Borrower, any other Security Party, any other member of the Group, the Ship, the Earnings or the Insurances as soon as such action is instituted or it becomes apparent to the Corporate Guarantor that it is likely to be instituted, which might have a Material Adverse Effect.
11.9	Principal place of business
The Corporate Guarantor has no place of business in the United Kingdom or the United States of America.
11.10	Confirmation of no default
The Corporate Guarantor will, within 2 Business Days after service by the Security Trustee of a written request, serve on the Security Trustee a notice which is signed by an authorised signatory of the Corporate Guarantor and which:
(a)	states that no Event of Default or Potential Event of Default has occurred; or
(b)	states that no Event of Default or Potential Event of Default has occurred, except for a specified event or matter, of which all material details are given.
11.11	Notification of default
The Corporate Guarantor will notify the Security Trustee as soon as the Corporate Guarantor becomes aware of:
(a)	the occurrence of an Event of Default or a Potential Event of Default; or
(b)	any matter which indicates that an Event of Default or a Potential Event of Default may have occurred,

and will thereafter keep the Security Trustee fully up to date with all developments.
11.12	Provision of further information
The Corporate Guarantor will, as soon as practicable after receiving the request, provide the Security Trustee with any additional financial or other information relating to:
(a)
the Corporate Guarantor, the Borrower, any other Security Party, the Group, the Ship, the Earnings and the Insurances (including, without limitation, balance sheets and details of charter-hire commitments); or

(b)	any other matter relevant to, or to any provision of, a Corporate Guarantor’s Document, which may reasonably be requested by the Agent, the Security Trustee or any Lender at any time.
11.13	ISM Code, ISPS Code compliance and Environmental Laws
The Corporate Guarantor shall ensure that all requirements of the ISM Code, the ISPS Code and any Environmental Laws as they relate to the Corporate Guarantor, the Borrower, the Approved Manager and the Ship shall at all time be complied with.
11.14	Provision of copies and translation of documents
The Corporate Guarantor will supply the Security Trustee with a sufficient number of copies of the documents referred to above to provide 1 copy for each Creditor Party; and if the Security Trustee so requires in respect of any of those documents, the Corporate Guarantor will provide a certified English translation prepared by a translator approved by the Security Trustee.
11.15	“Know your customer” checks
If:
(a)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Corporate Guarantee;
(b)	any change in the status of the Corporate Guarantor, the Borrower or any other Security Party after the date of this Corporate Guarantee; or
(c)
a proposed assignment or transfer by a Lender of any of its rights and obligations under the Loan Agreement or any other Finance Document to a party that is not a Lender prior to such assignment or transfer, obliges the Agent or any Lender (or, in the case of paragraph (c), any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Corporate Guarantor shall promptly upon the request of the Agent or the Lender concerned supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or the Lender concerned (for itself or, in the case of the event described in paragraph (c), on behalf of any prospective new Lender) in order for the Agent, the Lender concerned or, in the case of the event described in paragraph (c), any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.
11.16	Environmental compliance
The Corporate Guarantor shall, and shall procure that the Borrower and each other Security Party will:
(a)	comply with all Environmental Laws;
(b)	obtain, maintain and ensure compliance with all requisite Environmental Approvals;
(c)	implement procedures to monitor compliance with and to prevent liability under any Environmental Law, where failure to do so has or is reasonably likely to have a Material Adverse Effect.
11.17	Environmental claims
The Corporate Guarantor shall, and shall procure that the Borrower and each other Security Party will, promptly upon becoming aware of the same, inform the Security Trustee in writing of:
(a)	any Environmental Claim against any member of the Group which is current, pending or threatened; and
(b)	any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against any member of the Group, where the claim, if determined against that member of the Group, has or is reasonably likely to have a Material Adverse Effect.
11.18	Financial covenants
The Corporate Guarantor shall ensure that at all times during the Security Period the following covenants shall be complied with:
(a)	the Working Capital shall be greater than zero;
(b)	it has Cash and Cash Equivalents of the Corporate Guarantor (on a consolidated basis) of at least $15,000,000; and
(c)	the ratio of Total Net Liabilities to Net Market Value Adjusted Total Assets shall be less than 50 per cent.
In this Clause 11.16:
“Cash and Cash Equivalents” means, at any relevant time, the aggregate of:
(a)	cash in hand or on deposit with any bank;
(b)	Marketable Securities valued at their then published market value rates owned by the members of the Group at that date; and

(c)	any other instrument, security or investment approved by the Majority Lenders,
(d)
which are free from any Security Interest and/or restrictions and to which any member of the Group is beneficially entitled at that time and which are readily available to the members of the Group and capable of being applied against Financial Indebtedness, but also including any cash deposit which is blocked and/or otherwise restricted and/or subject to a Security Interest if the sole purpose of such deposit and/or restriction and/or Security Interest is the maintenance of a minimum liquidity covenant under borrowing arrangements of any member of the Group, as demonstrated by the Latest Financial Statements;

“Current Assets” means, in respect of any Relevant Period, the amount of the current assets of the Corporate Guarantor and the members of the Group (on a consolidated basis) as shown in the Latest Financial Statements;
“Current Liabilities” means, in respect of any Relevant Period, the amount of the current liabilities of the Corporate Guarantor and the members of the Group (on a consolidated basis) (as shown in the Latest Financial Statements) less the current liabilities maturing after six (6) months of the relevant Testing Date, as shown in the Latest Financial Statements;
“Fleet Vessels” means all vessels (including the Ship) from time to time directly or indirectly owned by the Corporate Guarantor (each, a “Fleet Vessel”);
“Latest Financial Statements” means the financial statements of the Corporate Guarantor which are required to be delivered pursuant to Clause 11.4 relating to a period ending on a Testing Date;
“Market Value” means, in relation to each Fleet Vessel, the market value thereof calculated in accordance with clause 15.3 of the Loan Agreement;
“Market Value Adjusted Total Assets” means, in respect of any Relevant Period, Total Assets adjusted to reflect the difference between the book values of all Fleet Vessels and the aggregate Market Value of all Fleet Vessels;
“Marketable Securities” means any bonds, stocks, notes or bills payable in a freely convertible and transferable currency and which are listed on a stock exchange acceptable to the Agent;
“Net Market Value Adjusted Total Assets” means, in respect of any Relevant Period, Market Value Adjusted Total Assets less Cash and Cash Equivalents, each as shown in the Latest Financial Statements;
“Relevant Period” means each period of three months ending on 31 March, 30 June, 30 September and 31 December in each financial year of the Corporate Guarantor;
“Testing Date” means the last date of any quarterly period at the end of which the financial statements of the Corporate Guarantor that are required to be delivered pursuant to Clause 11.4 are prepared;
“Total Assets” means, in respect of any Relevant Period, the aggregate book value of all current assets, fixed assets, and other assets and restricted cash of the Corporate Guarantor on a consolidated basis as shown in the Latest Financial Statements but excluding any assets held on trust;

“Total Liabilities” means, in respect of any Relevant Period, the aggregate book value of all liabilities of the Corporate Guarantor at any time on a consolidated basis as shown in the Latest Financial Statements;
“Total Net Liabilities” means, in respect of any Relevant Period, Total Liabilities less Cash and Cash Equivalents, each as shown in the Latest Financial Statements; and
“Working Capital” means, in respect of any Relevant Period, Current Assets less Current Liabilities.
11.19	Testing
The financial covenants set out in Clause 11.16 shall be calculated as per each Testing Date in accordance with GAAP and tested by reference to each of the financial statements of the Corporate Guarantor delivered pursuant to Clause 11.4 and/or each Compliance Certificate delivered pursuant to Clause 11.20.
11.20	Compliance Certificate
(a)
The Corporate Guarantor shall supply to the Security Trustee, with each set of financial statements delivered pursuant to Clause 11.4, a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 11.18 as at the date as at which those financial statements were drawn up and including, without limitation, valuations (at the cost of the Corporate Guarantor) in a form acceptable to the Agent evidencing the Market Value of each Fleet Vessel.

(b)	Each Compliance Certificate shall be signed by an officer or any other authorised signatory of the Corporate Guarantor.
11.21	No disposal of assets
The Corporate Guarantor shall procure that neither the Borrower nor the Shareholder will enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset (including without limitation the Ship, the Earnings or the Insurances) which is, in the case of the Shareholder, the subject of the Security Interest created or intended to be created by the Finance Documents.
11.22	Change of business
The Corporate Guarantor shall not, and shall procure that neither the Borrower nor any other Security Party nor any other member of the Group will, make any substantial change to the nature of its business from that existing at the date of this Corporate Guarantee.
11.23	Merger
The Corporate Guarantor shall not, and shall procure that neither the Borrower nor any other Security Party will, enter into any form of merger, or demerger, amalgamation or any form of reconstruction or reorganisation (except in the case of a reorganisation of the Borrower arising in connection with a Permitted Ultimate Beneficial Ownership Change and subject to clause 19.1(k) of the Loan Agreement).

11.24	Dividends
The Corporate Guarantor shall not make or pay any dividend or other distribution (in cash or in kind) in respect of its share capital following the occurrence of an Event of Default which is continuing or where the making or payment of such dividend or distribution would result in the occurrence of an Event of Default.
11.25	Pari passu ranking
The Corporate Guarantor shall ensure that at all times any unsecured and unsubordinated claims of a Creditor Party against it under the Corporate Guarantor’s Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.
11.26	Accounting reference date
The Corporate Guarantor shall not change its year end accounting reference date.
11.27	Securitisation
The Corporate Guarantor shall, and shall procure that the Borrower and each other Security Party (other than an Approved Manager) will, assist the Agent and/or any Lender in achieving a successful securitisation (or similar transaction) in respect of the Loan and the Finance Documents and the Corporate Guarantor’s, the Borrower’s or that Security Party’s reasonable costs for providing such assistance shall be met by the relevant Lender.
11.28	Constitutional documents
The Corporate Guarantor shall not allow any amendment or variation to its constitutional documents unless such amendment or variation would clearly be immaterial to this Corporate Guarantee and the other Finance Documents.
12	JUDGMENTS AND CURRENCY INDEMNITY
12.1	Judgments relating to Loan Agreement
This Corporate Guarantee shall cover any amount payable by the Borrower under or in connection with any judgment relating to the Loan Agreement or any other Finance Document.
12.2	Currency indemnity
In addition, clause 21.4 (currency indemnity) of the Loan Agreement shall apply, with any necessary adaptations, in relation to this Corporate Guarantee.
13	SET OFF
13.1	Application of credit balances
Each Creditor Party may without prior notice:
(a)
apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Corporate Guarantor at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Corporate Guarantor to that

Creditor Party under this Corporate Guarantee or any other Corporate Guarantor’s Document; and
(b)	for that purpose:
(i)	break, or alter the maturity of, all or any part of a deposit of the Corporate Guarantor;
(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars; and
(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned considers appropriate.
13.2	Existing rights unaffected
No Creditor Party shall be obliged to exercise any of its rights under Clause 13.1; and those rights shall be without prejudice and in addition to any right of set off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).
13.3	Sums deemed due to a Creditor Party
For the purposes of this Clause 13, a sum payable by the Corporate Guarantor to the Security Trustee for distribution to, or for the account of, a Creditor Party shall be treated as a sum due to that Creditor Party; and each Creditor Party’s proportion of a sum so payable for distribution to, or for the account of, the Creditor Parties shall be treated as a sum due to that Creditor Party.
14	SUPPLEMENTAL
14.1	Continuing guarantee
This Corporate Guarantee shall remain in force as a continuing security at all times during the Security Period.
14.2	Rights cumulative, non-exclusive
The Security Trustee’s rights under and in connection with this Corporate Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.
14.3	No impairment of rights under Corporate Guarantee
If the Security Trustee omits to exercise, delays in exercising or invalidly exercises any of its rights under this Corporate Guarantee, that shall not impair that or any other right of the Security Trustee under this Corporate Guarantee.
14.4	Severability of provisions
If any provision of this Corporate Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.

14.5	Corporate Guarantee not affected by other security
This Corporate Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set off or netting or to combine accounts which the Security Trustee or any other Creditor Party may now or later hold in connection with any Finance Document.
14.6	Corporate Guarantor bound by Loan Agreement and the other Finance Documents
The Corporate Guarantor agrees with the Security Trustee to be bound by all provisions of the Loan Agreement and the other Finance Documents in the same way as if those provisions had been set out (with any necessary modifications) in this Corporate Guarantee.
14.7	Applicability of provisions of Corporate Guarantee to other Security Interests
Any Security Interest which the Corporate Guarantor creates (whether at the time at which it signs this Corporate Guarantee or at any later time) to secure any liability under this Corporate Guarantee shall be a principal and independent security, and Clauses 3 and 17 shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 and 17.
14.8	Applicability of provisions of Corporate Guarantee to other rights
Clauses 3 and 17 shall also apply to any right of set off or netting or to combine accounts which the Corporate Guarantor creates by an agreement entered into at the time of this Corporate Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 and 17), being an agreement referring to this Corporate Guarantee.
14.9	Corporate Guarantor’s approval of Loan Agreement and the other Finance Documents
The Corporate Guarantor has read the Loan Agreement and each of the other Finance Documents and understands and approves all the terms and conditions of the Loan Agreement and each of the other Finance Documents.
14.10	Third Party Rights
A person (other than a Creditor Party) who is not a party to this Corporate Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Corporate Guarantee.
15	ASSIGNMENT
15.1	Assignment by Security Trustee
The Security Trustee may transfer or assign its rights under and in connection with this Corporate Guarantee to the same extent as it may transfer or assign its rights under the Loan Agreement and/or the Agency and Trust Agreement.

16	NOTICES
16.1	Notices to Corporate Guarantor
Any notice or demand to the Corporate Guarantor under or in connection with this Corporate Guarantee shall be given by letter or fax at:
c/o TMS Dry Ltd.
Athens Licenced Shipping Office
11 Fragkokklisias Street
15125, Maroussi
Attiki, Greece
Fax: +30 210 8090205
Email: finance@tms-management.org
Attn: Mr. Dimitrios Glynos
or to such other address which the Corporate Guarantor may notify to the Security Trustee.
16.2	Application of certain provisions of Loan Agreement
Clauses 28.3, 28.4, 28.5, 28.6, 28.7 and 28.8 of the Loan Agreement apply to any notice or demand under or in connection with this Corporate Guarantee.
16.3	Validity of demands
A demand under this Corporate Guarantee shall be valid notwithstanding that it is served:
(a)	on the date immediately following the date on which the amount to which it relates is payable by the Borrower under the Loan Agreement or any other Finance Document; or
(b)
at the same time as the service of a notice under clause 19.2 of the Loan Agreement,

and a demand under this Corporate Guarantee may refer to all amounts payable under or in connection with the Loan Agreement or any other Finance Document without specifying a particular sum or aggregate sum.

16.4	Notices to Security Trustee
Any notice to the Security Trustee under or in connection with this Corporate Guarantee shall be sent to the same address and in the same manner as notices to the Security Trustee under the Loan Agreement.
17	INVALIDITY OF LOAN AGREEMENT
17.1	Invalidity of Loan Agreement
In the event of:
(a)
the Loan Agreement now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)
without limiting the scope of paragraph (a), a bankruptcy of the Borrower, the introduction of any law or any other matter resulting in the Borrower being discharged from liability under the Loan Agreement, or the Loan Agreement ceasing to operate (for example, by interest ceasing to accrue), this Corporate Guarantee shall cover any amount which would have been or become payable under or in connection with the Loan Agreement if the Loan Agreement had been and remained entirely valid, legal and enforceable, or the Borrower had not suffered bankruptcy, or any combination of such events or circumstances, as the case may be, and the Borrower had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Corporate Guarantee to amounts payable by the Borrower under or in connection with the Loan Agreement shall include references to any amount which would have so been or become payable as aforesaid.
17.2	Invalidity of other Finance Documents
Clause 17.1 also applies to each of the other Finance Documents to which the Borrower is or, as the case may be, may become a party.
18	GOVERNING LAW AND JURISDICTION
18.1	English law
This Corporate Guarantee and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.
18.2	Exclusive English jurisdiction
Subject to Clause 18.3, the courts of England shall have exclusive jurisdiction to settle any Dispute.
18.3	Choice of forum for the exclusive benefit of the Security Trustee
Clause 18.2 is for the exclusive benefit of the Security Trustee, which reserves the rights:
(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and
(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.
The Corporate Guarantor shall not commence any proceedings in any country other than England in relation to a Dispute.
18.4	Process agent
The Corporate Guarantor irrevocably appoints Ince Process Agents Limited at its registered office for the time being, presently at Aldgate Tower, 2 Leman Street, London E18QN, England, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.

18.5	Creditor Party rights unaffected
Nothing in this Clause 18 shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.
18.6	Meaning of “proceedings” and “Dispute”
In this Clause 18, “proceedings” means proceedings of any kind, including an application for a provisional or protective measure and a “Dispute” means any dispute arising out of or in connection with this Corporate Guarantee (including a dispute relating to the existence, validity or termination of this Corporate Guarantee) or any non-contractual obligation out of or in connection with this Corporate Guarantee.
19	BAIL-IN
19.1	Contractual recognition of bail-in
(a)
Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the parties to a Finance Document, each party to this Corporate Guarantee acknowledges and accepts that any liability of any party to a Finance Document under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(i)	any Bail-In Action in relation to any such liability, including (without limitation):
(A)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;
(B)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and
(C)	a cancellation of any such liability; and
(ii)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.
(b)	Each Creditor Party may enforce and enjoy the benefit of this Clause 19 subject to the provisions of the Contracts (Rights of Third Parties) Act 1999.
IN WITNESS whereof this Corporate Guarantee has been executed by or on behalf of the parties as a deed and has, on the date stated at the beginning of this Corporate Guarantee, been delivered as a deed.

EXECUTION PAGE
CORPORATE GUARANTOR
EXECUTED AND DELIVERED AS A DEED
by DRYSHIPS INC.
acting by Dimitrios Glynos
expressly authorised in accordance with the
laws of the Marshall Islands
in the presence of

ILIAS VASSILIOS TSIGOS
ATTORNEY-AT-LAW
WATSON FARLEY & WILLIAMS
348 SYNGROU AVENUE
176 74 KALLITHEA
ATHENS – GREECE
) ) ) ) ) ) )	/s/ Dimitrios Glynos /s/ Ilias Vassilios Tsigos

SECURITY TRUSTEE
EXECUTED AND DELIVERED AS A DEED
by DVB BANK SE
acting by Erica LaCombe
in the presence of

ILIAS VASSILIOS TSIGOS
ATTORNEY-AT-LAW
WATSON FARLEY & WILLIAMS
348 SYNGROU AVENUE
176 74 KALLITHEA
ATHENS – GREECE
) ) ) ) ) ) )	/s/ Erica LaCombe /s/ Ilias Vassilios Tsigos

SCHEDULE 1
FORM OF COMPLIANCE CERTIFICATE
To:	DVB Bank SE Platz der Republik 6 D-60325, Frankfurt Am-Main Germany
From:	Dryships Inc. Trust Company Complex Ajeltake Road Ajeltake Island MH96960, Majuro Marshall Islands
Dated: [●]
Dear Sirs
Rightmove Owners Inc. - $30,000,000 Loan Agreement dated 11 October 2013 (as amended and restated by an amending and restating agreement dated 1 June 2018 and further amended, supplemented and/or restated from time to time (the “Loan Agreement”) and a corporate guarantee dated 1 June 2018 (as amended, supplemented and/or restated from time to time, the “Corporate Guarantee”)
1
We refer to the Loan Agreement and the Corporate Guarantee.  This is a Compliance Certificate.  Terms defined in the Loan Agreement and the Corporate Guarantee have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2	We confirm that:
(a)	an amount of not less than $500,000 remains credited to the Earnings Account;
(b)
as at the 3-month period ending on [e] to which the financial statements referred to below were prepared, the Corporate Guarantor is in compliance with the following covenants under Clause [●] (financial covenants) of the Corporate Guarantee:

(i)	the Working Capital is [●];
(ii)	the Cash and Cash Equivalents are $[●];
(iii)	the ratio of Total Net Liabilities to Net Market Value Adjusted Total Assets is [●]; and
(iv)
To evidence such compliance, we attach a copy of the latest [annual][quarterly] consolidated financial statements of the Group together with calculations and evidence setting out in reasonable detail the data and calculations made above (including valuations in a form acceptable to the Agent evidencing the Market Value of each Fleet Vessel which were used to calculate the Market Value Adjusted Total Assets of the Group as at [●]).

3	We confirm that no Event of Default or Potential Event of Default is continuing. *

Signed: _____________________
[Authorised Signatory]
of
DRYSHIPS INC.

*If this statement cannot be made, the Compliance Certificate should identify any Event of Default or Potential Event of Default that is continuing and the steps, if any, being taken to remedy it.